 EXHIBIT 99.2

ANNUAL GENERAL AND SPECIAL MEETING

FORUM NATIONAL INVESTMENTS LTD.

MINUTES OF THE ANNUAL GENERAL AND SPECIAL MEETING of the stockholders of Forum National Investments Ltd. (the A Corporation@ ) held aT THE PAN PACIFIC HOTEL, 999 CANADA PLACE, VANCOUVER, British Columbia, on JUNE 26, 2008, at the hour of 2:00 P.M.

1. Chairman and Secretary

Daniel Clozza assumed the Chair and Martin Tutschek, acted as Secretary of the meeting.

2. Registration and Deposit of Proxies

The Chairman asked that anyone who has not registered with the scrutineer or deposited their proxies with the scrutineer to do so at that time.

3. Constitution of Meeting

The Chairman declared the meeting properly constituted for the transaction of business. All the shareholders, directors and auditors of the Corporation had been sent notice of the meeting in the manner required by law and the requisite quorum of the Corporation was present.

4. Financial Statements

The Chairman presented to the meeting the balance sheet of the Corporation as at September 30, 2007 and the other financial statements of the Corporation for the financial year ended on such date. The reading of the auditor's report was waived.

The Chairman proceeded to the next item of business.

5. Appointment of Auditors

On motion duly made and seconded, the following resolution was passed:

RESOLVED:

1. That BDO Dunwoody LLP, Chartered Accountants be appointed as auditors of the Company and the directors are hereby authorized to fix the remuneration to be paid to the auditors.

The Chairman proceeded to the next item of business.

6. Election of Directors

The Chairman stated that the Articles of the Corporation requires the Corporation to appoint a minimum of three and a maximum of ten directors with the precise number to be determined by the shareholders of the Corporation. The Board of Directors believe it is in the best interest of the Corporation to fix the number of directors at seven. At the meeting Messrs. Daniel Clozza, Martin Tuschek, Jeff Teeny, Scott McManus, Chris Yergensen, Kazaunari Kohno, and Mike Barrett were nominated as directors of the Corporation for the ensuing year or until their successors are elected or appointed, whichever occurs first.

On motion duly made and seconded, the following resolution was passed:

RESOLVED:

    The number of directors of the Corporation be fixed at seven for the upcoming year.
    Messrs. Daniel Clozza, Martin Tuschek, Jeff Teeny, Scott McManus, Chris Yergensen, Kazaunari Kohno, and Mike Barrett are hereby elected directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed, whichever occurs first.

The Chairman proceeded to the next item of business.

7. Increase of Quorum to 33.33%

The Chairman stated the next item of business at the meeting was the approval of the Amendment to Article No. 10.2 of the Corporation in order to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation.

On motion duly made and seconded, the following special resolution was passed:

RESOLVED as a Special Resolution:

    That the Board's Amendment to Article No. 10.2 of the Company be hereby approved and that the Board be authorized to revoke this resolution if it so chooses without further approval of the shareholders.

The Chairman proceeded to the next item of business.

8. Approval of Option Plan

The Chairman stated that the next item of business presented at the meeting was the approval of the stock option plan of the Corporation dated July 5, 2007 and the ratification of any stock option plans granted under the 2007 Plan during the previous year as well as a grant of authorization to the Board of Directors to renegotiate or cancel any existing stock options.

On motion duly made and seconded, the following resolution was passed:

RESOLVED:

    That the stock option plan of the Company be approved, that any stock options granted under the 2007 Plan during the previous year be ratified, and that the Board be granted authorization to renegotiate or cancel any existing stock options.

The Chairman proceeded to the next item of business.

9. Authorization and Approval of Private Placements

The last item of business presented at the meeting was the ratification of the 2007 Summer offerings and the authorization and approval of the issuance of such number of securities by the Corporation in one or more future private placements as would result in a change in the effective control of the Corporation, subject to regulatory requirements of AMEX or any other regulatory body governing the listing or securities of the Corporation, including another meeting of the stockholders of the Corporation.

On motion duly made and seconded the following resolution was passed:

RESOLVED:
    That the 2007 Summer offerings be ratified and that the issuance of such a number of securities in one or more future private placements as would be equal to or result in the effective control of the Company, subject to the regulatory requirements of AMEX or any other regulatory body governing the listing or securities of the Corporation, including another meeting of the stockholders of the Corporation be hereby approved.

10. Termination

There being no further business, on motion duly made, seconded and unanimously carried, the meeting was terminated.

/s/ Daniel Clozza                                                                                                                                                            /s/ Martin Tutschek

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Daniel Clozza                                                                                                                                                                 Martin Tutschek